

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

December 4, 2017

Greg L. Armstrong
Chairman of the Board and Chief Executive Officer
Plains All American Pipeline, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

> **Re:** **Plains All American Pipeline, L.P.**
> **Registration Statement on Form S-3**
> **Filed December 1, 2017**
> **File No. 333-221845**

Dear Mr. Armstrong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any questions.

Sincerely,

/s/ Kevin M. Dougherty *for*

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: David P. Oelman, Esq.
        Vinson & Elkins LLP